Correspondence

November 28, 2018

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549
Attention: Jonathan Burr

Re:	Silver Bull Resources, Inc. Registration Statement on Form S-1/A Filed November 14, 2018 File No. 333-227465

Dear Mr. Burr:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Silver Bull Resources, Inc. hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 p.m. Eastern Standard Time on Friday, November 30, 2018, or as soon thereafter as practicable.
Please advise Brian Boonstra of Davis Graham & Stubbs LLP at (303) 892-7348 when the order declaring the Registration Statement effective is signed.
Sincerely,

/s/ Sean Fallis
Sean Fallis
Chief Financial Officer

cc: Brian Boonstra, Esq., Davis Graham & Stubbs LLP